UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act of 1934

For the month of July 2003

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

Royal Dutch/Shell Group of Companies

RESULTS

SECOND QUARTER			$ million	HALF YEAR
2003	2002	%		2003	2002	%

2,828	2,212	+28	Net Income	8,159	4,474	+82

(508)	112		Estimated current cost of supplies	(382)	297
			(CCS) adjustment

3,336	2,100	+59	CCS earnings	8,541	4,177	+104

-	(102)		Special credits/(charges) – see note 4	1,036	(18)
			Asset retirement obligations – see note 1	255

3,336	2,202	+51	Adjusted CCS earnings	7,250	4,195	+73
Return on Average Capital Employed on a Net Income basis	17.1%	11.7%
Return on Average Capital Employed on a CCS earnings basis	17.4%	12.3%

To facilitate a better understanding of the underlying business performance, the financial results are analysed on an estimated current cost of supplies (CCS) basis adjusting for those credits or charges resulting from transactions or events which, in the view of management, are not representative of normal business activities of the period and which affect comparability of earnings. It should be noted that adjusted CCS earnings is not a measure of financial performance under generally accepted accounting principles in the Netherlands and the USA.

A report by Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c. on the results of the Royal Dutch/Shell Group of Companies, in which their interests are 60% and 40% respectively.

Key features of the second quarter 2003

  Reported net income of $2,828 million was 28% higher than last year.

  The Group’s adjusted CCS earnings (i.e. on an estimated current cost of supplies basis excluding special items) for the quarter were $3,336 million, 51% higher than a year ago.

  On an adjusted CCS basis, Royal Dutch earnings per share were €0.85 ($0.96 per share), an increase compared with last year of 23% (52% in $ per share), and Shell Transport earnings per share were 8.5p, an increase of 37%.

  Increased interim dividends have been announced of €0.74 per share for Royal Dutch (up 2.8%) and of 6.10p per share for Shell Transport (up 2.5%).

  Exploration and Production adjusted segment earnings of $2,023 million were up from $1,809 million a year ago. The increase reflected significantly higher gas realisations and higher oil prices.

  The final investment decision for the Sakhalin II LNG project (Shell share 55%) was announced, the biggest single integrated oil and gas project ever undertaken in the industry.

  Gas & Power adjusted segment earnings were $452 million compared to $149 million a year ago. Increased earnings reflect record second quarter volumes and higher prices in liquefied natural gas (LNG), improved trading earnings and a gain arising from the sale of Shell’s 25% shareholding in Thyssengas, Germany.

  Oil Products adjusted CCS segment earnings were $975 million compared to $347 million achieved a year ago. Stronger margins supported higher refining and marketing earnings.

  Chemicals adjusted segment earnings of $111 million were 16% lower than in the second quarter 2002 as volume growth was more than offset by lower margins, high turnaround costs and lower polyolefins earnings.

  Capital investment for the quarter totalled $3.4 billion including the Sakhalin II LNG project on a 100% basis.

  Divestment proceeds for the year to date total $2.3 billion. Additional announced divestments with an expected value of over $1 billion have either been completed in July or are in progress.

  The Return on Average Capital Employed (ROACE) on a net income basis for the 12 months ending June 30, 2003 was 17.1%. The ROACE on a CCS earnings basis for the 12 months ending June 30, 2003 was 17.4%. The main difference is the CCS adjustment to net income.

  At the end of the quarter the debt ratio was 18.8% and cash, cash equivalents and short-term securities amounted to $1.9 billion.

  Cash flow from operations for the quarter was $5.4 billion bringing the 6 months total to $12.1 billion. This cash funded the investment programme and reduced gearing; $3.9 billion of dividends were paid. In addition, $0.7 billion was used to buy out a preferred equity minority interest in the US upstream. The $1.35 billion payment related to the 2002 acquisition of DEA in Germany took place on July 1, 2003.

  As explained in the Group's 2002 Financial Statements, recent changes in US Generally Accepted Accounting Principles (GAAP) related to the accounting for long-term obligations, have brought US GAAP and Netherlands GAAP into better alignment. Consequently with effect from the third quarter 2003, the Group’s Statement of Assets and Liabilities will include some $4 billion of additional fixed assets and related long-term liabilities. There is no impact on the Statement of Cash Flows. If this treatment had been adopted at the end of the second quarter, the debt ratio would have been some 3 to 4 percentage points higher.

Commentary

Crude prices fell sharply early in the quarter largely as a result of a reduced Iraqi war premium. OPEC, in particular Saudi Arabia, supported increased crude production during the second quarter to cover the Iraqi supply shortfall. This had the effect of dampening oil prices in general and keeping them on average just above the mid-point of OPEC’s desired price band. In the second quarter of 2003, Brent crude prices averaged $26.05 a barrel compared with $25.05 a barrel in 2002, while WTI prices averaged $29.00 a barrel in 2003 compared with $26.30 a year earlier. Crude prices for the second half of this year will depend on OPEC supply in response to the return of Iraqi exports to the oil markets, and on the state of the global economy.

The North American natural gas market continued to see high prices over the second quarter of 2003, as the Henry Hub index averaged $5.63 per million Btu, down from $6.90 in the first quarter but almost $2.25 above the same quarter of 2002. Reduced demand by about 4 billion cubic feet (bcf) per day compared to a year ago allowed inventories to build for the next winter. Supply increased due to LNG imports, running at about 0.25 bcf per day above the second quarter in 2002. Reduced demand and increased LNG imports are offsetting the decline in domestic production in the US and Canada estimated at 1-1.5 bcf/day compared to levels a year ago. Near term North American natural gas prices are expected to remain strong by historical standards.

Refining margins reverted to lower levels during the second quarter, as the impact of supply disruptions, heavy US refinery turnarounds and a cold northern hemisphere winter abated. Margin decline in Europe was cushioned to some extent by the refinery turnaround season and demand for heating oil. Refining margins in Asia were hit by low product demand, particularly jet kerosene for civil aviation, following the outbreak of SARS. The quarter saw discretionary run cuts. In the second quarter of 2003, industry refining margins averaged $2.55, 0.10, 3.85 and 4.50 a barrel in Rotterdam, Singapore, US Gulf Coast and US West Coast respectively, compared to $0.30, 0.25 and 2.95 and 3.55 a barrel for the same period in 2002. The heavy crude coking margin strengthened versus the light crude coking margin in the US Gulf Coast during the second quarter due to rising Venezuelan and Saudi Arabian crude supply. The margin outlook for the balance of 2003 is uncertain. Much will depend on the state of the global, and in particular the US, economy. Singapore margins are expected to remain depressed for the rest of the year given the substantial refinery capacity overhang in the region.

In Chemicals difficult trading conditions continued as a result of volatility in feedstock prices and weak product margins negatively impacting earnings. However, industry cracker margins improved in Europe and the USA from a year ago as a result of the decline in feedstock prices from first quarter levels. In the USA, feedstock prices relative to crude prices favoured chemical crackers using liquid feedstocks. The outlook for chemicals remains vulnerable due to uncertainty and volatility in feedstock costs and the global economy.

In Exploration and Production pre-emption rights were exercised on the sale of British Gas’ interest in the Kashagan Consortium Production Sharing Agreement (PSA) in Kazhakstan, to increase Shell’s interest in the PSA from 16.67% to 20.37%. In Canada fully integrated operations began for the Athabasca Oil Sands Project (Shell Canada share 60%) with the Scotford Upgrader processing bitumen from the Muskeg River mine to manufacture synthetic crude oil products. Total production averaged about 85,000 barrels per day (100%) of bitumen in June.

As part of ongoing portfolio optimisation, Shell’s 45% interest in KMOC in Russia was sold during the quarter. In the UK various ex-Enterprise Oil mature assets were divested in July. In the USA, the divestment of mature assets in the Gulf of Mexico was concluded in July for a sum of $500 million, equivalent to over $12 per barrel of proven reserves.

During the quarter a significant discovery was made in Malaysia and successful appraisals took place in the Gulf of Mexico and in Egypt.

Progress on synergies from the Enterprise acquisition continues ahead of plan with $180 million of synergies delivered to date.

The Declaration of Development Date for the second phase of the Sakhalin II LNG project was announced in May. This first LNG plant in Russia is planned to come on stream in 2007 and will reinforce Shell’s position as the world leader in LNG. Marketing of LNG from the two train 9.6 million tonnes per annum (mtpa) plant continues with long-term offtake agreements announced for 2.8 mtpa with Tokyo Gas, Tokyo Electric and Kyushu Electric and negotiations with other potential offtakers are progressing.

In Gas & Power significant progress was achieved in Nigeria LNG (Shell share 25.6%), where volumes from the fourth and fifth liquefaction trains’ expansion are now fully committed with the signing of Memoranda of Understanding for supply into the US East Coast and to Europe. The Malaysia LNG Tiga joint venture (Shell share 15%) signed an agreement to deliver up to 2 mtpa over 7 years to Kogas in Korea. In China the first coal gasification joint venture (Shell share 50%) with Sinopec was announced, and in Germany Shell sold its 25% interest in Thyssengas, a gas transportation company.

In Oil Products, an expansion of the retail alliance with Sainsbury’s Supermarkets Ltd in the UK and a new retail alliance with Coles Myer Ltd in Australia were announced. The expansion in the UK will involve up to 100 retail sites over the coming 2 to 3 years. In Australia, Coles Myer will progressively become operator of the Shell-branded retail network starting in Victoria. In both alliances, Shell will exclusively supply the fuel products. Additionally, Shell sold its 20.69% interest in Skeljungur in Iceland, where retail operations will continue under the Shell brand. Shell Hydrogen’s involvement in the pilot retail hydrogen site in Iceland is unaffected by this development.

Progress continues in the US retail network restructuring, the DEA acquisition in Germany and in the integration of Pennzoil-Quaker State Company (PQS). Since the programs started 2,096 retail sites have been rebranded from Texaco to Shell in the US and 415 retail sites from DEA to Shell in Germany. Synergy capture in both acquisitions is ahead of plan with $295 million synergy deliveries in the US and $130 million in Germany. Synergy deliveries from the acquisition of PQS totalled $55 million to the end of the second quarter and are ahead of plan.

In Chemicals, major construction has started on schedule at the Nanhai petrochemicals plant in Guangdong (Shell share 50%) with the lower olefins plant, which is at the heart of the complex, to produce feedstock for the other downstream processes. Shell is a partner with CNOOC Petrochemicals Investment Ltd in the $4.3 billion plant expected to go on stream at the end of 2005.

The construction of a polymer polyols plant at Pernis in the Netherlands was completed and is now operational. The plant, one of the largest of its kind in Europe, will produce 50,000 tonnes per annum of high solids styrene acrylonitrile (SAN) co-polymer polyol, designed to meet the growing needs of furniture, bedding and automobile manufacturers.

In Renewables the acquisition of a 40% interest in the La Muela Wind Park (99 megawatt) in Spain was announced in July marking the beginning of commercial-scale wind operations in Europe for Shell.

Shares totalling $0.3 billion were purchased during the quarter to underpin employee share option schemes, bringing the year to date amount to $0.7 billion.

Earnings by industry segment

Exploration and Production

SECOND QUARTER			$ million	HALF YEAR
2003	2002	%		2003	2002	%

2,023	1,759	+15	Segment earnings	5,065	3,329	+52
-	(50)		Special credits/(charges)	-	65
			Asset retirement obligations (see note 1)	255
2,023	1,809	+12	Adjusted segment earnings	4,810	3,264	+47
2,361	2,413	-2	Crude oil production (thousand b/d)	2,384	2,307	+3
8,271	8,386	-1	Natural gas production available for sale (million scf/d)	9,447	9,416	-

Second quarter adjusted earnings of $2,023 million were 12% higher than a year ago mainly due to significantly higher hydrocarbon prices with gas realisations 41% higher than the same period last year. Gas realisations in the USA increased by 62% and outside the USA by 30%. Oil realisations were up 7%. Earnings reflected higher depreciation charges and higher operating costs, both of which were impacted by a weaker US dollar. Exploration costs were $152 million lower.

Hydrocarbon production decreased 2%, reflecting a 2% decrease in oil production and a 1% decrease in gas production.

The 2% decrease in oil production reflected field declines, mainly in the USA and the UK, community disturbances in Nigeria, maintenance in Draugen (Norway) and Shearwater in the UK. Production from new fields in Nigeria (EA), Canada (Athabasca Oil Sands), the UK and the USA and higher OPEC quotas in Nigeria and Abu Dhabi partly offset the decreases.

Gas production reflected lower demand in the Netherlands and New Zealand, field declines in the USA and the UK, divestments in New Zealand and lower entitlements under production sharing contracts. These decreases were partly offset by new production mainly in Pakistan and the USA and higher demand in Malaysia, Brunei, Germany and Australia.

Excluding the effects of community disturbances in Nigeria, lower entitlements under production sharing contracts due to higher hydrocarbon prices, and divestments, total hydrocarbon production for the quarter was ahead of a year ago.

Capital investment in the second quarter of $2.4 billion was 17% higher than the corresponding period last year excluding the acquisition amount for Enterprise Oil. The investment related to the Kashagan pre-emption will be included in the financial statements when completed. Exploration expense amounted to $0.2 billion.

Gas & Power

SECOND QUARTER			$ million	HALF YEAR
2003	2002	%		2003	2002	%

452	128	+253	Segment earnings	1,958	382	+413
-	(21)		Special credits/(charges)	1,036	17
452	149	+203	Adjusted segment earnings	922	365	+153
2.22	1.76	+26	Equity LNG sales volume (million tonnes)	4.55	4.20	+8

Second quarter adjusted earnings were $452 million compared to $149 million a year ago. Earnings from liquefied natural gas (LNG) operations were higher due to a 26% increase in volumes reflecting strong demand and the build-up of volumes from the third LNG liquefaction train in Nigeria. LNG prices were some 26% above those last year reflecting the higher crude and product prices and volume mix. Trading earnings benefited from more favourable trading conditions in the USA. The quarter benefited by $140 million from non-recurring items including sale of Shell’s 25% shareholding in Thyssengas. This was partly offset by the absence of Ruhrgas dividends ($47 million) compared to the second quarter of 2002 following the divestment in 2003.

Oil Products

SECOND QUARTER			$ million	HALF YEAR
2003	2002	%		2003	2002	%

448	444	+1	Segment earnings	1,643	1,029	+60
(527)	118		CCS adjustment	(388)	342
975	326	+199	Segment CCS earnings	2,031	687	+196
-	(21)		Special credits/(charges)	-	(101)
975	347	+181	Adjusted segment CCS earnings	2,031	788	+158
4,127	3,837	+8	Refinery intake (thousand b/d)	4,147	4,011	+3
7,474	7,396	+1	Oil product sales (thousand b/d)	7,407	7,311	+1

Second quarter earnings on an adjusted CCS basis of $975 million were 181% higher than a year ago. Refining earnings improved substantially reflecting stronger industry margins in all regions excluding Asia-Pacific. Marketing income also increased significantly as marketing margins benefited from the decline in crude prices from the first quarter.

The results for the second quarter of 2003 include Pennzoil-Quaker State (PQS) in the US acquired effective October 1, 2002.

Outside the USA, adjusted CCS earnings increased to $839 million compared to $322 million a year ago. Refining earnings increased significantly in Europe reflecting the strong rebound in industry refining margins in Rotterdam, partially offset by increased costs associated with the strengthening euro. Refining earnings in Asia were similar to a year ago as industry margins in this region returned to historically low levels. Refinery utilisation was 7 percentage points higher than a year ago. Marketing earnings improved over the prior year as a result of stronger fuels margins more than offsetting a 2% reduction in total inland sales, reflecting the impact of reduced industry demand. Lower supply costs early in the quarter contributed to the marketing margin improvement.

In the USA, adjusted earnings were $136 million compared to $25 million a year ago. This also reflects an increase compared to first quarter this year when overall margins were more favourable. Earnings benefited from realizing synergies associated with the Texaco and PQS acquisitions, implementing the refining improvements and retail network restructuring programs as planned, and stronger refining and retail margins on both the West Coast and Gulf Coast as compared to a year ago. Overall refinery utilisation was 2 percentage points lower than a year earlier whilst refinery intake rose 1%. Total inland sales volumes benefited from the integration of US trading operations with the Shell Global Trading Network. Trading earnings improved over last year while transportation income was slightly down due to reduced product demand. Earnings for the quarter were negatively impacted by some $33 million for provisions primarily related to litigation and environmental remediation.

Chemicals

SECOND QUARTER			$ million	HALF YEAR
2003	2002	%		2003	2002	%

111	122	-9	Segment earnings	96	197	-51
-	(10)		Special credits/(charges)	-	(10)
111	132	-16	Adjusted segment earnings	96	207	-54

Adjusted earnings for the second quarter were $111 million compared with $132 million a year ago. Despite volume growth across much of the portfolio, earnings were negatively impacted by volatility of feedstock costs and higher costs, principally related to higher turnaround activity and the weaker US dollar. However, Shell cracker margins improved from a year ago in both the USA and Europe. In the USA, the economics of cracking liquid feedstocks were favourable relative to the more commonly used ethane feedstocks. In Europe, cracker margins ($/mt) improved as feedstock prices fell from first quarter levels, coupled with the impact of a stronger euro. However, global product unit margins ($/mt) declined from prior year reflecting the inability to recover feedstock cost increases across the portfolio. Earnings from Basell, the polyolefins joint venture, were down sharply compared with the same period a year ago as both volumes and margins declined mainly in Europe due to weak demand and imported product.

Other industry segments

SECOND QUARTER		$ million	HALF YEAR
2003	2002		2003	2002

(27)	(89)	Segment earnings	(67)	(130)
-	-	Special credits/(charges)	-	-
(27)	(89)	Adjusted segment earnings	(67)	(130)

Adjusted earnings for the second quarter were a loss of $27 million compared to a loss of $89 million in 2002 due to improved results in Shell Consumer in the US and the transfer of certain support services to Corporate.

Corporate

SECOND QUARTER		$ million	HALF YEAR
2003	2002		2003	2002

(112)	(148)	Segment net costs	(380)	(322)
-	-	Special credits/(charges)	-	-
(112)	(148)	Adjusted segment net costs	(380)	(322)

Second quarter net costs of $112 million were less than a year ago (costs of $148 million) and reflected non-recurring tax credits and increased interest cost as a result of higher average net borrowing.

Note

The results shown for the second quarter and half year are unaudited.

Quarterly results are expected to be announced on October 23 for the third quarter of 2003. Results for the fourth quarter together with the final dividend proposals for 2003 are expected to be announced on February 5, 2004.

This publication contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

July 24, 2003

Statement of income

QUARTERS				$ million	HALF YEAR
Q2	Q1	Q2
2003	2003	2002	% *		2003	2002	%

64,880	69,374	55,124	+18	Sales proceeds **	134,254	103,006	+30
				Sales taxes, excise duties and
16,805	15,559	13,221		similar levies	32,364	25,915
___________	___________	___________			___________	___________
48,075	53,815	41,903	+15	Net proceeds	101,890	77,091	+32
40,027	43,479	35,381		Cost of sales **	83,506	64,455
___________	___________	___________			___________	___________
8,048	10,336	6,522	+23	Gross profit	18,384	12,636	+45
				Selling, distribution and
3,427	3,023	2,703		administrative expenses	6,450	5,137
152	248	304		Exploration	400	479
145	132	130		Research and development	277	216
___________	___________	___________			___________	___________
4,324	6,933	3,385	+28	Operating profit of Group companies	11,257	6,804	+65
				Share of operating profit of
836	1,196	734		associated companies	2,032	1,415
___________	___________	___________			___________	___________
5,160	8,129	4,119	+25	Operating profit	13,289	8,219	+62
175	1,469	177		Interest and other income	1,644	361
300	374	261		Interest expense	674	502
(102)	(17)	(38)		Currency exchange gains/(losses)	(119)	(68)
___________	___________	___________			___________	___________
4,933	9,207	3,997	+23	Income before taxation	14,140	8,010	+77
2,038	3,787	1,781		Taxation	5,825	3,525
___________	___________	___________			___________	___________
2,895	5,420	2,216	+31	Income after taxation	8,315	4,485	+85
67	89	4		Minority interests	156	11
___________	___________	___________			___________	___________
2,828	5,331	2,212	+28	NET INCOME	8,159	4,474	+82
___________	___________	___________			___________	___________
* Q2 on Q2 change
** Certain amounts for 2002 have been reclassified (see note 1)

Earnings by industry segment

QUARTERS				$ million	HALF YEAR
Q2	Q1	Q2
2003	2003	2002	% *		2003	2002	%

				Exploration and Production:
1,374	2,307	1,257	+9	World outside USA	3,681	2,463	+49
649	735	502	+29	USA	1,384	866	+60
___________	___________	___________			___________	___________
2,023	3,042	1,759	+15		5,065	3,329	+52
___________	___________	___________			___________	___________
				Gas & Power:
356	1,472	108	+230	World outside USA	1,828	364	+402
96	34	20	+380	USA	130	18	+622
___________	___________	___________			___________	___________
452	1,506	128	+253		1,958	382	+413
___________	___________	___________			___________	___________
				Oil Products:
839	929	322	+161	World outside USA	1,768	704	+151
136	127	4		USA	263	(17)	-
___________	___________	___________			___________	___________
975	1,056	326	+199		2,031	687	+196
___________	___________	___________			___________	___________
				Chemicals:
166	196	145	+14	World outside USA	362	240	+ 51
(55)	(211)	(23)	-	USA	(266)	(43)	-
___________	___________	___________			___________	___________
111	(15)	122	-9		96	197	-51
___________	___________	___________			___________	___________
(27)	(40)	(89)		Other industry segments	(67)	(130)
___________	___________	___________			___________	___________
3,534	5,549	2,246	+57	TOTAL OPERATING SEGMENTS	9,083	4,465	+103
___________	___________	___________			___________	___________
				Corporate:
(178)	(259)	(120)		Interest income/(expense)	(437)	(235)
(19)	(10)	32		Currency exchange gains/(losses)	(29)	25
85	1	(60)		Other - including taxation	86	(112)
___________	___________	___________			___________	___________
(112)	(268)	(148)			(380)	(322)
___________	___________	___________			___________	___________
(86)	(76)	2		Minority interests	(162)	34
___________	___________	___________			___________	___________
3,336	5,205	2,100	+59	CCS EARNINGS	8,541	4,177	+104
___________	___________	___________			___________	___________
(508)	126	112		CCS adjustment	(382)	297
___________	___________	___________			___________	___________
2,828	5,331	2,212	+28	NET INCOME	8,159	4,474	+82
___________	___________	___________			___________	___________
* Q2 on Q2 change

Summarised statement of assets and liabilities

$ million

	June 30	Mar 31	June 30
	2003	2003	2002

Fixed assets:
Tangible fixed assets	82,377	79,986	74,535
Intangible fixed assets	4,747	4,659	1,304
Investments	21,454	21,055	20,582
	___________	___________	___________
	108,578	105,700	96,421
	___________	___________	___________
Other long-term assets	8,025	7,307	8,744
Current assets:
Inventories	10,976	11,007	9,451
Accounts receivable	28,246	31,111	23,467
Short-term securities	-	1	1
Cash and cash equivalents	1,937	3,991	4,141
	___________	___________	___________
	41,159	46,110	37,060
	___________	___________	___________
Current liabilities:
Short-term debt	9,564	9,567	11,574
Accounts payable and accrued liabilities	30,650	32,808	23,299
Taxes payable	7,234	7,669	5,905
Dividends payable to Parent Companies	2,520	5,235	3,168
	___________	___________	___________
	49,968	55,279	43,946
	___________	___________	___________
Net current assets/(liabilities)	(8,809)	(9,169)	(6,886)
	___________	___________	___________
Total assets less current liabilities	107,794	103,838	98,279
	___________	___________	___________
Long-term liabilities:
Long-term debt	7,209	6,799	6,518
Other	6,048	5,838	6,009
	___________	___________	___________
	13,257	12,637	12,527
	___________	___________	___________
Provisions:
Deferred taxation	12,428	12,684	12,383
Other	9,469	8,809	6,717
	___________	___________	___________
	21,897	21,493	19,100
	___________	___________	___________
Minority interests	3,240	3,686	5,396
	___________	___________	___________
NET ASSETS	69,400	66,022	61,256
	___________	___________	___________

Summarised statement of cash flows (Note 7)

QUARTERS			$ million	HALF YEAR
Q2	Q1	Q2
2003	2003	2002		2003	2002

			CASH FLOW PROVIDED BY
			OPERATING ACTIVITIES:
2,828	5,331	2,212	Net income	8,159	4,474
2,390	2,498	2,036	Depreciation, depletion and amortisation	4,888	3,786
(149)	(1,301)	(11)	(Profit)/loss on sale of assets	(1,450)	(173)
550	256	(903)	Decrease/(increase) in net working capital	806	(1,671)
			Associated companies:
168	(226)	64	dividends more/(less) than net income	(58)	18
128	242	(172)	Deferred taxation and other provisions	370	(159)
(490)	(112)	(74)	Other	(602)	88
___________	___________	___________		___________	___________
5,425	6,688	3,152	Cash flow provided by operating activities	12,113	6,363
___________	___________	___________		___________	___________
			CASH FLOW USED IN
			INVESTING ACTIVITIES:
(3,081)	(2,173)	(7,818)	Capital expenditure	(5,254)	(11,899)
105	268	225	Proceeds from sale of assets	373	460
130	(321)	(72)	Net investments in associated companies	(191)	(337)
44	1,675	84	Proceeds from sale and other movements in investments	1,719	3
___________	___________	___________		___________	___________
(2,802)	(551)	(7,581)	Cash flow used in investing activities	(3,353)	(11,773)
___________	___________	___________		___________	___________
			CASH FLOW PROVIDED BY/
			(USED IN) FINANCING ACTIVITIES:
306	(409)	2,145	Net increase/(decrease) in long-term debt	(103)	225
(445)	(2,971)	6,334	Net increase/(decrease) in short-term debt	(3,416)	6,967
(465)	12	19	Change in minority interests	(453)	405
(3,779)	-	(3,493)	Dividends paid to: Parent Companies	(3,779)	(3,789)
(108)	(43)	(71)	Minority interests	(151)	(144)
___________	___________	___________		___________	___________
(4,491)	(3,411)	4,934	Cash flow provided by/(used in) financing activities	(7,902)	3,664
___________	___________	___________		___________	___________
			Parent Companies' shares: net
(253)	(315)	(719)	sales/(purchases) and dividends received	(568)	(904)
			Currency translation differences relating
67	24	134	to cash and cash equivalents	91	121
___________	___________	___________		___________	___________
(2,054)	2,435	(80)	INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	381	(2,529)
___________	___________	___________		___________	___________

Operational data

QUARTERS					HALF YEAR
Q2	Q1	Q2
2003	2003	2002	%*		2003	2002	%

thousand b/d		CRUDE OIL PRODUCTION	thousand b/d
665	741	783		Europe	703	668
1,132	1,112	1,084		Other Eastern Hemisphere	1,122	1,103
423	460	441		USA	441	429
141	94	105		Other Western Hemisphere	118	107
___________	___________	___________			_________	_________
2,361	2,407	2,413	-2		2,384	2,307	+3
___________	___________	___________			_________	_________
million scf/d **		NATURAL GAS PRODUCTION	million scf/d **
				AVAILABLE FOR SALE
2,649	5,228	2,844		Europe	3,931	3,704
3,350	3,128	3,223		Other Eastern Hemisphere	3,240	3,423
1,627	1,633	1,665		USA	1,630	1,616
645	647	654		Other Western Hemisphere	646	673
___________	___________	___________			_________	_________
8,271	10,636	8,386	-1		9,447	9,416	-
___________	___________	___________			_________	_________
million scm/d ***			million scm/d ***
75	148	81		Europe	111	105
95	89	91		Other Eastern Hemisphere	92	97
46	46	47		USA	46	46
18	18	18		Other Western Hemisphere	18	19
___________	___________	___________			_________	_________
234	301	237	-1		267	267	-
___________	___________	___________			_________	_________
million tonnes		LIQUEFIED NATURAL GAS (LNG)	million tonnes
2.22	2.33	1.76	+26	Equity LNG sales volume	4.55	4.20	+8
$/bbl		Realised Oil Prices		$/bbl
25.03	29.49	23.52		WOUSA	27.50	21.54
25.23	29.01	23.28		USA	27.22	20.62
25.06	29.43	23.48		Global	27.46	21.38
$/thousand scf		Realised Gas Prices	$/thousand scf
2.69	2.69	2.07		WOUSA	2.69	2.08
5.63	6.87	3.47		USA	6.25	2.94
3.36	3.44	2.39		Global	3.40	2.26
* Q2 on Q2 change
** scf/d = standard cubic feet per day
*** scm/d = standard cubic metres per day

Operational data (continued)

QUARTERS					HALF YEAR
Q2	Q1	Q2
2003	2003	2002	%*		2003	2002	%

thousand b/d			thousand b/d
				REFINERY PROCESSING INTAKE
1,736	1,816	1,642		Europe	1,776	1,720
960	964	908		Other Eastern Hemisphere	962	925
1,097	1,038	1,085		USA	1,068	1,085
334	348	202		Other Western Hemisphere	341	281
_________	_________	_________			_________	_________
4,127	4,166	3,837	+8		4,147	4,011	+3
_________	_________	_________			_________	_________
				OIL SALES
2,820	2,677	2,893		Gasolines	2,749	2,793
745	809	740		Kerosines	776	731
2,302	2,261	2,234		Gas/Diesel oils	2,282	2,244
849	865	790		Fuel oil	857	781
758	728	739		Other products	743	762
_________	_________	_________			_________	_________
7,474	7,340	7,396	+1	Total oil products**	7,407	7,311	+1
4,621	5,007	5,284		Crude oil	4,813	5,049
_________	_________	_________			_________	_________
12,095	12,347	12,680	-5	Total oil sales	12,220	12,360	-1
_________	_________	_________			_________	_________
				**comprising
2,115	2,059	2,143		Europe	2,087	2,166
1,286	1,272	1,302		Other Eastern Hemisphere	1,279	1,279
2,503	2,215	2,239		USA	2,360	2,174
735	714	777		Other Western Hemisphere	724	768
835	1,080	935		Export sales	957	924
$ million				CHEMICAL SALES - NET PROCEEDS***		$ million
1,490	1,519	1,010		Europe	3,009	1,820
711	757	528		Other Eastern Hemisphere	1,468	912
1,390	1,462	1,203		USA	2,852	2,241
185	183	113		Other Western Hemisphere	368	197
_________	_________	_________			_________	_________
3,776	3,921	2,854	+32		7,697	5,170	+49
_________	_________	_________			_________	_________
* Q2 on Q2 change *** Excluding proceeds from chemical trading activities

Capital investment

QUARTERS			$ million	HALF YEAR
Q2	Q1	Q2
2003	2003	2002		2003	2002

			Capital expenditure:
			Exploration and Production:
1,807	1,187	6,513	World outside USA	2,994	7,761
396	297	487	USA	693	828
___________	___________	___________		___________	___________
2,203	1,484	7,000		3,687	8,589
___________	___________	___________		___________	___________
			Gas & Power:
222	212	34	World outside USA	434	99
12	1	4	USA	13	5
___________	___________	___________		___________	___________
234	213	38		447	104
___________	___________	___________		___________	___________
			Oil Products:
			Refining:
93	66	149	World outside USA	159	195
90	127	120	USA	217	1,410
___________	___________	___________		___________	___________
183	193	269		376	1,605
___________	___________	___________		___________	___________
			Marketing:
246	115	255	World outside USA	361	461
48	39	14	USA	87	613
___________	___________	___________		___________	___________
294	154	269		448	1,074
___________	___________	___________		___________	___________
			Chemicals:
32	24	65	World outside USA	56	121
82	66	120	USA	148	186
___________	___________	___________		___________	___________
114	90	185		204	307
___________	___________	___________		___________	___________
53	41	57	Other segments	94	220
___________	___________	___________		___________	___________
3,081	2,175	7,818	TOTAL CAPITAL EXPENDITURE	5,256	11,899
___________	___________	___________		___________	___________
			Exploration expense:
116	139	257	World outside USA	255	352
37	84	53	USA	121	126
___________	___________	___________		___________	___________
153	223	310		376	478
___________	___________	___________		___________	___________
			New equity investments in associated companies:
1	119	37	World outside USA	120	75
9	24	19	USA	33	203
___________	___________	___________		___________	___________
10	143	56		153	278
___________	___________	___________		___________	___________
158	196	133	New loans to associated companies	354	293
___________	___________	___________		___________	___________
3,402	2,737	8,317	TOTAL CAPITAL INVESTMENT*	6,139	12,948
___________	___________	___________		___________	___________
			*comprising
2,356	1,707	7,313	Exploration and Production	4,063	9,072
247	289	64	Gas & Power	536	147
473	355	557	Oil Products	828	2,889
114	149	193	Chemicals	263	327
54	41	57	Other segments	95	220
158	196	133	New loans to associated companies	354	293
___________	___________	___________		___________	___________
3,402	2,737	8,317		6,139	12,948
___________	___________	___________		___________	___________

Special items (Note 4)

QUARTERS			$ million	HALF YEAR
Q2	Q1	Q2
2003	2003	2002	credits/(charges)	2003	2002

			Exploration and Production:
			World outside USA
-	-	(68)	Restructuring and redundancy	-	(68)
-	-	18	Asset disposals/impairment	-	32
			USA
-	-	-	Asset disposals/impairment	-	101
___________	___________	___________		___________	___________
-	-	(50)		-	65
___________	___________	___________		___________	___________
			Gas & Power:
			World outside USA
-	1,036	-	Asset disposals/impairment	1,036	-
-	-	(21)	Other	-	(21)
			USA
-	-	-	Asset disposals/impairment	-	38
________	________	________		________	________
-	1,036	(21)		1,036	17
___________	___________	___________		___________	___________
			Oil Products:
			World outside USA
-	-	-	Restructuring and redundancy	-	(31)
-	-	-	Asset disposals/impairment	-	(26)
			USA
-	-	(21)	Other	-	(44)
___________	___________	___________		___________	___________
-	-	(21)		-	(101)
___________	___________	___________		___________	___________
			Chemicals:
			USA
-	-	(10)	Other	-	(10)
___________	___________	___________		___________	___________
-	-	(10)		-	(10)
___________	___________	___________		___________	___________
			Minority interests:
-	-	-	Asset disposals/impairment	-	11
___________	___________	___________		___________	___________
-	-	-		-	11
___________	___________	___________		___________	___________

-	1,036	(102)	SPECIAL ITEMS	1,036	(18)
___________	___________	___________		___________	___________

Adjusted CCS earnings by industry segment

QUARTERS				$ million	HALF YEAR
Q2	Q1	Q2
2003	2003	2002	% *		2003	2002	%

				Exploration and Production:
1,374	2,307	1,307	+5	World outside USA	3,681	2,499	+47
649	735	502	+29	USA	1,384	765	+81
	(255)			Asset retirement obligations	(255)
___________	___________	___________			___________	___________
2,023	2,787	1,809	+12		4,810	3,264	+47
___________	___________	___________			___________	___________
				Gas & Power:
356	436	129	+176	World outside USA	792	385	+106
96	34	20	+380	USA	130	(20)	-
___________	___________	___________			___________	___________
452	470	149	+203		922	365	+153
___________	___________	___________			___________	___________
				Oil Products:
839	929	322	+161	World outside USA	1,768	761	+132
136	127	25	+444	USA	263	27	+874
___________	___________	___________			___________	___________
975	1,056	347	+181		2,031	788	+158
___________	___________	___________			___________	___________
				Chemicals:
166	196	145	+14	World outside USA	362	240	+51
(55)	(211)	(13)	-	USA	(266)	(33)	-
___________	___________	___________			___________	___________
111	(15)	132	-16		96	207	-54
___________	___________	___________			___________	___________
(27)	(40)	(89)		Other industry segments	(67)	(130)
___________	___________	___________			___________	___________
3,534	4,258	2,348	+51	TOTAL OPERATING SEGMENTS	7,792	4,494	+73
___________	___________	___________			___________	___________
				Corporate:
(178)	(259)	(120)		Interest income/(expense)	(437)	(235)
(19)	(10)	32		Currency exchange gains/(losses)	(29)	25
85	1	(60)		Other – including taxation	86	(112)
___________	___________	___________			___________	___________
(112)	(268)	(148)			(380)	(322)
___________	___________	___________			___________	___________
(86)	(76)	2		Minority interests	(162)	23
___________	___________	___________			___________	___________
3,336	3,914	2,202	+51	ADJUSTED CCS EARNINGS	7,250	4,195	+73
___________	___________	___________			___________	___________
* Q2 on Q2 change

Proforma earnings per share (Note 8)

QUARTERS				HALF YEAR
Q2	Q1	Q2
2003	2003	2002		2003	2002

			ROYAL DUTCH
0.72	1.43	0.69	Net income per share (€)	2.15	1.43
0.81	1.54	0.63	Net income per share ($)	2.35	1.28
0.96	1.50	0.60	CCS earnings per share ($)	2.46	1.19
0.85	1.05	0.69	Adjusted CCS earnings per share (€)	1.90	1.34
0.96	1.13	0.63	Adjusted CCS earnings per share ($)	2.09	1.20
			SHELL TRANSPORT
7.2	13.8	6.2	Net income per share (pence)	21.0	12.7
0.71	1.32	0.55	Net income per ADR ($)	2.03	1.10
0.83	1.29	0.52	CCS earnings per ADR ($)	2.12	1.03
8.5	10.1	6.2	Adjusted CCS earnings per share (pence)	18.6	11.9
0.83	0.97	0.54	Adjusted CCS earnings per ADR ($)	1.80	1.03

Notes

NOTE 1. Accounting policies

US accounting standard FAS 143 is effective for the Group from the first quarter, 2003 and requires that an entity recognises the discounted ultimate liability for an asset retirement obligation in the period in which it is incurred together with an offsetting asset. The cumulative effect of the change has been included within net income for the first quarter, 2003.

In addition, in the first quarter, 2003, the Group completed the implementation of US accounting guidance EITF Issue No. 02-03, which includes the requirement that gains and losses on certain derivative instruments be shown net in the Statement of Income. Certain prior period amounts have been reclassified, resulting in a reduction in sales proceeds and a corresponding reduction in cost of sales.

In all other respects the Group's accounting policies are essentially unchanged from those set out in Note 2 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2002 Annual Reports and Accounts on pages 58 to 60.

As explained in the Group's 2002 Financial Statements, recent changes in US Generally Accepted Accounting Principles (GAAP) related to the accounting for long-term obligations, have brought US GAAP and Netherlands GAAP into better alignment. Consequently with effect from the third quarter 2003, the Group’s Statement of Assets and Liabilities will include some $4 billion of additional fixed assets and related long-term liabilities.

As explained in the Group's 2002 Financial Statements, recent changes in US Generally Accepted Accounting Principles (GAAP) related to the accounting for long-term obligations, have brought US GAAP and Netherlands GAAP into better alignment. Consequently with effect from the third quarter 2003, the Group?s Statement of Assets and Liabilities will include some $4 billion of additional fixed assets and related long-term liabilities.

NOTE 2. “Non-Generally Accepted Accounting Principles (GAAP)” financial measures

The United States Securities and Exchange Commission (SEC) issued rules entitled “Conditions for Use of non-GAAP Financial Measures”, including Regulation G on disclosures, implementing certain requirements of the Sarbanes-Oxley Act.

Presentation of non-GAAP financial measures, including Special items, will be under continued review by the Group in the light of the developing guidance on the application of the SEC Regulation G.

NOTE 3. Earnings on an estimated current cost of supplies (CCS) basis

On this basis, cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting used by most Group companies) and allowance is made for the estimated tax effect. These earnings are more comparable with those of companies using the last-in first-out (LIFO) inventory basis after excluding any inventory drawdown effects. The adjustment from net income on to an estimated current cost of supplies basis has no related balance sheet entry.

NOTE 4. Special items

Special items are those significant credits or charges resulting from transactions or events which, in the view of management, are not representative of normal business activities of the period and which affect comparability of earnings. With effect from the first quarter, 2003, certain items which would have been treated as special items under previous practice have not been so treated, in line with SEC Regulation G, on the grounds that items of a similar nature have occurred, or could occur, within a two-year period.

NOTE 5. Return on average capital employed (ROACE)

The Group’s preferred measure of return on capital is on a CCS basis. The nearest equivalent GAAP measure is the “net income” basis.

ROACE on a net income basis is the sum of the current and previous three quarters’ net income plus interest expense, less tax and minority interest (both calculated at the average rate for the Group), as a percentage of the average of the Group share of closing capital employed and the opening capital employed a year earlier. In the calculation of ROACE on a CCS earnings basis, the sum of the current and previous three quarters’ net income is replaced by the sum of the current and previous three quarters’ CCS earnings, and total interest expense is replaced by Group companies’ interest expense only. The tax rate and the minority interest components are derived from calculations at the published segment level.

NOTE 6. Earnings by industry segment

Operating segment results exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment, and minority interests.

NOTE 7. Statement of cash flows

This statement reflects cash flows of Group companies as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore excludes currency translation differences except for those arising on cash and cash equivalents.

NOTE 8. Proforma earnings per share

Group net income is shared between Royal Dutch and Shell Transport in the proportion of 60:40 (as described in the Royal Dutch and Shell Transport 2002 Annual Reports and Accounts in Note 1 on page 58). For the purposes of these proforma calculations, Group CCS earnings and adjusted CCS earnings are also shared in the proportion 60:40. For Royal Dutch and Shell Transport, earnings per share in euro and sterling respectively are translated from underlying US dollars at average rates for the period.

In the first quarter 2001, Royal Dutch and Shell Transport each commenced a share buyback programme under authorisation granted at shareholders' meetings in May 2000. All Shell Transport shares bought as part of this programme are cancelled immediately. Royal Dutch shares bought as part of this programme can only be cancelled in arrears after such a resolution has been passed at the General Meeting of Royal Dutch shareholders. The last such resolution was on April 23, 2003 for shares bought under this programme since the previous General Meeting. For the purpose of earnings per share calculations all shares bought under the share buyback programme are deemed to have been cancelled upon the day of purchase.

Earnings per share calculations are based on the following weighted average number of shares:

	Q2	Q1	Q2	Half Year	Half Year
	2003	2003	2002	2003	2002

Royal Dutch shares of €0.56 (millions)	2,083.5	2,083.5	2,098.5	2,083.5	2,099.5
Shell Transport shares of 25p (millions)	9,667.5	9,667.5	9,734.3	9,667.5	9,739.3

Shares at the end of the following periods are:

	Q2	Q1	Q2
	2003	2003	2002

Royal Dutch shares of €0.56 (millions)	2,083.5	2,083.5	2,094.0
Shell Transport shares of 25p (millions)	9,667.5	9,667.5	9,713.7

One American Depository Receipt (ADR) or New York Share is equal to six 25p Shell Transport shares.

All amounts shown throughout this report are unaudited.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (G J West)

General Attorney (M.C.M. Brandjes)

Date: 24 July 2003